April 28, 2005

Martin G. Klein, CEO
Electro Energy Inc.
30 Shelter Rock Road
Danbury Connecticut 06810

Re: Electro Energy Inc.
Form SB-2, Amendment No. 2
File No. 333-121026
Filed April 8, 2005

Dear Mr. Klein:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Prior comment refers to our letter dated January 5, 2005. Page numbers refer to the marked copy furnished.

Fee Table

1.   We reissue comment 1. Revise the first footnote to the table to cover only those situations contemplated by Rule 416, including "stock splits, stock dividends, or similar transactions," and confirm supplementally that you will file another

registration statement to cover additional shares you may need to issue as a result of adjustments to the conversion terms of the preferred stock and/or the exercise price of the warrants.

<u>Risk Factors – Page 3</u>
<u>Risks Relating to our Company – Page 3</u>
<u>We have historically been dependent…</u>

2.   Update to disclose the percentage of revenues attributable to government contracts or subcontracts for the most recently completed fiscal year.

3.   We reissue comment 5. Revise the added disclosure to accurately describe the risk regarding the extent to which you rely on EaglePicher for a significant portion of your revenues, and quantify the percentage of revenues you derived from EaglePicher for fiscal year ended December 31, 2004 and the previous fiscal year. Delete mitigating language such as "enjoy a significant advantage" in discussing a risk. We note in this regard that at the top of Page 19, you state the "supply agreement we entered into was deemed to have no value."

4.   We note that EaglePicher recently filed for bankruptcy protection. Add a risk factor discussing the potential impact of this action on your future operations.

<u>Management's Discussion and Analysis – Page 10</u>

<u>Gross Profit – Page 11</u>

5.   In the first paragraph you refer to a "decrease" twice when it appears an increase occurred. Please advise or revise.

<u>Our Business Following the Merger – Page 17</u>

6.   Refer to prior comment 27 and your response. A balanced presentation would discuss risks associated with the various aspects of your business, as well as your successes and perceived opportunities, as an integral part of the business description so that the reader may understand the uncertainties and limitations. This objective is not met by presenting a separate risk factors section at the end of the business section. Please revise this section to provide a more balanced presentation of the opportunities versus competitive, technical, marketing, patent protection and other risks associated with your potential market.

7.   Refer to prior comment 29 and your response. It is not clear how you answered the second sentence of the comment.

8.   Refer to prior comment 30 and your response. Please revise to clarify the basis for determining the level of orders your can expect to receive from EaglePicher, including minimum purchase requirements.

9.   Please explain the term "striker assembly." Explain how this component is utilized by EaglePicher.

10.   Please revise to clarify that "replacements" refers to launching new satellites, not replacing batteries used in current satellites.

11.   Briefly explain the basis for your belief for an "anticipated material increase in satellite replacements…" Balance your optimistic expectations with a discussion of the EaglePicher recent bankruptcy filing and reorganization plans and the impact that may have on your future sales under the supply agreement, your rights under the license agreements and your environmental remediation agreement.

12.   Explain how you intend to increase commercial sales of the Ni-Cad batteries that you can manufacture at MEP.   Do you have sales contracts?

13.   Refer to prior comment 33 and your response. Please revise to clarify which parties are currently customers and the terms of any contracts EaglePicher or MEP currently have with these customers. For those that are not current customers, disclose when they were customers. Clarify whether you will seek to sell to these potential customers outside of your supply agreement with EaglePicher.

14.   Refer to prior comment 34 and your response. Please include the table of current research contracts in the prospectus.

15.   We note the table on page 20 and the paragraph that follows the table. Since these are all *former* customers, presumably they have already found other suppliers for their batteries. Expand to discuss the basis for your statements that you intend "to re-establish this business to at least the previous high of

approximately $10 million" and that "it is reasonably likely that prior aerospace customers will become customers of EEI again." Discuss any efforts you have made to secure them as customers and the results of those efforts.

The Battery Market – Page 22

16. Throughout this section, if you are relying on the Freedonia report as your supplemental support for industry data, clearly mark or give us page numbers in the report where the information appears to support your disclosure. Similarly, if the report substantiates the claims made with regard to your technology, tell us where the substantiation is located in the report. Ensure that you do this throughout the Business section.

Established High Performance Markets – Page 26

17. Refer to prior comments 27 and 40 and your responses. Please revise to explain how factors such as those cited in the comment may could negatively impact your market share projections. Expand the disclosure to provide in reasonable detail the bases for management's analysis and projections. If EEI and/or its technology is discussed anywhere in the Freedonia report in a way that can support management's analysis, reference the section to us. We note there is no company profile for EEI.

18. If the Freedonia report discusses your bipolar nickel-metal hydride battery technology, tell us where it is discussed in the report. If it does not discuss it, explain why.

Competitive Comparison and Competitors – Page 35

19. Expand the third paragraph on page 35 to identify the competitors who are developing new technologies and to clarify, if true, that those competitors are larger and have greater resources for research and development, greater manufacturing capability, and established distribution channels.

Certain Relationships – Page 43

20. Please include related party transactions with Mr. Eskra as noted at Pages 12-13 and with others on page F-20.

Selling Security Holders – Page 45

21.   We note your response to comment 46 and reissue the comment. The definition of "beneficial ownership" is in Rule 13d-3 and includes any person who has or shares voting and/or investment power. Selling shareholders that are entities and are unable or unwilling to furnish this information should not be included in the table in the registration statement.

22.   Refer to prior comment 47 and your response. In general, broker-dealers seeking to resell securities acquired in private placements are presumed to be acting as underwriters and should be so identified in the prospectus. Affiliates of broker-dealers may also be deemed to be underwriters, depending upon the circumstances under which they acquired the securities. Please advise which selling security holders are broker-dealers or affiliates of broker-dealers. We may have further comment.

Financial Statements

23.   Please update the filing when required by Item 310(g) of Regulation S-B.

Accounting Firm Consent – Exhibit 23

24.   Please include a currently dated accountants' consent in any amendment.

* * * * * * * * *

As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. File amendment(s) to your 1934 Act reports within 10 business days of this letter's date. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jeanne Bennett at (202) 942-1915 or Gary Todd at (202) 942-

2852 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 942-1980 or me at (202) 942-1880 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Duane Berlin (Lev & Berlin)
        VIA TELEFAX 203-854-1652